LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

April 26, 2019

Division of Corporation Finance
Ms. Jenifer Gallagher
Staff Accountant
Ms. Kimberly Calder
Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549

Re:	Laredo Petroleum, Inc.
Form 10-K for the Fiscal Year ended December 31, 2018
Filed February 14, 2019
File No. 001-35380

Dear Ms. Gallagher and Ms. Calder:

Set forth below is the response of Laredo Petroleum, Inc. (the "Company") to the comment received from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") by letter dated April 18, 2019, with respect to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2018 (File No. 001-35380), filed with the Commission on February 14, 2019 (the "Form 10-K").

For your convenience, the response is prefaced by the Staff's comment in bold text. All references to page numbers and captions correspond to the Form 10-K, unless otherwise indicated. All capitalized terms are as defined in the Form 10-K unless otherwise defined herein.

Form 10-K for the Fiscal Year ended December 31, 2018
Business
Overview, page 8

1.
We note your disclosure stating that you have identified just one operating segment: exploration and production, subsequent to the sale of your interest in Medallion Gathering & Processing LLC during the fourth quarter of 2017. You previously associated that interest with your Midstream and marketing segment, although the equity method accounting result was not included within the measure of profit or loss for that segment. You had identified Midstream and marketing, along with Exploration and production of oil and natural gas properties, as your "two principal business segments."

Given that you continue to engage in the activities that had constituted your Midstream and marketing segment, noting the revenues and costs related to midstream services and your sales and purchases of oil, tell us how you concluded that your exploration and production activities, along with your midstream and marketing activities, now represent a single operating segment, as defined in FASB ASC 280-10-50-1. Please identify the factors and basis of organization used to identify your reportable segment and describe the change in such factors and basis of organization underlying the transition in your segment reporting to comply with FASB ASC 280-10-50-21.

Response:

Prior to the 2017 Medallion Sale, described on page F-17 of our 2017 Form 10-K, we determined that we had two segments: Exploration and production ("E&P") and Midstream and marketing ("Midstream"). The Midstream segment had three main components: (i) our midstream service revenues and expenses, (ii) our interest in Medallion, with the associated equity-method accounting result included within the measure of profit or loss for the Midstream segment and (iii) our purchases and sales of oil, which, at the time, served as a means to insure oil flow assurance to gulf coast pricing.

The midstream infrastructure utilized by the Midstream segment included the Medallion pipeline (which we had ownership interests in) and our wholly-owned oil, natural gas and water pipelines and facilities.

With our ownership interest in Medallion sold, we reevaluated our operations and segments in accordance with FASB ASC 280-10-50-1. The former Midstream segment’s operating results, while available, were no longer regularly reviewed for performance or resource allocation by the chief operating decision maker or anyone else at the Company. Nor was the Company managed any longer as two discrete operating segments; rather, a single company-wide management team administering all oil and natural gas properties and supporting midstream infrastructure as a whole. We allocate capital resources on a project-by-project basis across our asset base, without regard to individual areas. Further, we determined the purchases and sales of oil to be an E&P activity, as we view these marketing transactions as ancillary to, and supportive of, our oil, NGL and natural gas production operations. While the Company's midstream and marketing activities are integral to its exploration and production activities, they do not meet the criteria for classification as a separate operating segment. As such, we concluded we had one operating segment and, therefore, are not aggregating segments. We stated this conclusion and the factors and basis of organization we used in making this determination in accordance with ASC 280-10-50-21 on page F-7 of our 2018 Form 10-K.

If you have any questions or comments concerning this response, please contact the undersigned, at (918) 513-4570.

Sincerely,
Laredo Petroleum, Inc.

By:	/s/ Michael T. Beyer
Michael T. Beyer
Senior Vice President and Chief Financial Officer

cc:	Mark D. Denny, Senior Vice President and General Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP
Jessica R. Wren, Sr. Director, Accounting

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